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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

*
                            New Frontier Media, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                              (Title of Securities)

                                    644398109
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                                 (CUSIP Number)

                                Bradley A. Weber
                      26500 West Agoura Road, Suite 102-350
                           Calabasas, California 91302
                                 (818) 259-6154
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                 (Name, Address and Telephone Number of Person
                     Authorized to Receive Communications)

                                December 3, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
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CUSIP No. 644398109                                                                       Page __of __ Pages
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
1        Names of Reporting Persons
         IRS Identification Nos. of Above Persons
         Bradley A. Weber
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2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]   Not Applicable

         (b) [ ]   Not Applicable

         Not Applicable

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3        SEC Use Only

4        Source of Funds  Not Applicable

5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not Applicable


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6        Citizenship or Place of Organization     United States
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Number of Shares Beneficially Owned by Each Reporting Person With:

7        Sole Voting Power

8        Shared Voting Power

9        Sole Dispositive Power

10       Shared Dispositive Power
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11       Aggregate Amount Beneficially Owned by Each Reporting Person
-------------------------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
         Not Applicable
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13       Percent of Class Represented by Amount in Row (9)

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14       Type of Reporting Person (See Instructions)     IN
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



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

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CUSIP No. 644398109                                                                           Page __of __ Pages
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
1        Names of Reporting Persons
         IRS Identification Nos. of Above Persons
         Beacon Ocean, LLC
         95-4766638
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2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      Not Applicable

         (b)      Not Applicable

         Not Applicable

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3        SEC Use Only

4        Source of Funds  Not Applicable

5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not Applicable


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6        Citizenship or Place of Organization     United States
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Number of Shares Beneficially Owned by Each Reporting Person With:

7        Sole Voting Power

8        Shared Voting Power

9        Sole Dispositive Power

10       Shared Dispositive Power
--------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
         Not Applicable
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13       Percent of Class Represented by Amount in Row (9)

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14       Type of Reporting Person (See Instructions)     OO
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



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ITEM 1. SECURITY AND ISSUER.

     This statement relates to the Common Stock of New Frontier Media, Inc. The principal executive offices of New Frontier Media, Inc. are located at 7007 Winchester Circle, Suite 200, Boulder, Colorado 80301.

ITEM 2. IDENTITY AND BACKGROUND.

     The identities of the persons filing this statement are as follows:

a. This statement is being filed by Bradley A. Weber, an individual, and Beacon Ocean, LLC, a limited liability company organized under the laws of the state of Delaware ("Beacon Ocean"). Beacon Ocean's principal purpose is to hold and manage investments for the benefit of members of Mr. Weber's family.

b.  Address:        The address for Mr. Weber, Beacon Ocean and the Weber
                    Children's Trust is 26500 West Agoura Road, Suite 102-350,
                    Calabasas, California 91302

c.  Present
    Occupation:     Mr. Weber is the sole manager of Beacon Ocean. The members of Beacon Ocean are the Weber Children's Trust, which holds a 30% membership interest in Beacon Ocean and Mr. Weber, an individual, who holds a 70% interest. Mr. Weber's child is the sole beneficiary of the Weber Children's Trust.

d. None of Mr. Weber, Beacon Ocean or the Weber Children's Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. None of Mr. Weber, Beacon Ocean or the Weber Children's Trust has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.                  Citizenship. Mr. Weber is a citizen of the United States.



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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 3, 2002 Mr. Weber and Beacon Ocean sold a total of 1,346,122 shares of the common stock of New Frontier Media, Inc. in exchange for the sum of $915,362. The offering was made pursuant to section 4(1) of the Securities Act of 1933.

     On November 8, 2002, as part of a settlement of the action titled New
                                                                       ---
Frontier Media, Inc., et al. vs. Edward J. Bonn, et al. which was filed in the
------------------------------------------------------
Superior Court of the State of California on May 28, 2002 as case number BC 274573, Mr. Weber relinquished his right to options to purchase 125,000 shares of New Frontier Media, Inc. common stock.

     Currently, neither Mr. Weber nor Beacon Ocean owns securities in New Frontier Media, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

     The sale of 1,346,122 shares of New Frontier Media, Inc. common stock was part of a section 4(1) offering made by Mr. Weber and Beacon Ocean. Common stock is the only outstanding class of shares of New Frontier Media, Inc.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     On December 3, 2002 Mr. Weber and Beacon Ocean sold 1,346,122 shares of common stock in New Frontier Media, Inc. On November 8, 2002, Mr. Weber relinquished his right to options to purchase 125,000 shares of New Frontier Media, Inc. common stock. Neither Mr. Weber nor Beacon Ocean currently owns any securities in New Frontier Media, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Joint Filing Agreement dated as of April 8, 2003, between Mr. Weber, the Weber Children's Trust and Beacon Ocean.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            April 8, 2003



                                            Bradley A. Weber
                                            ----------------------------------
                                            Bradley A. Weber

                                            Beacon Ocean, LLC



                                            By: Bradley A. Weber
                                                ------------------------------
                                                Bradley A. Weber, Manager


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                             JOINT FILING STATEMENT
                             ----------------------

     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which the Joint Filing Agreement is attached, and any amendments thereto, filed by either or both of the undersigned, is filed on behalf of each of them.


                      The Weber Children's Trust, under
                      declaration of trust dated September
                      12, 2000.



                      Bradley A. Weber
                      -----------------------------------------------------
                      Bradley A. Weber, Trustee


                      Beacon Ocean, LLC, a Delaware limited liability company



                      Bradley A. Weber
                      -----------------------------------------------------
                      Bradley A. Weber, Manager



                      Bradley A. Weber
                      -----------------------------------------------------
                      Bradley A. Weber, individual

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